================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9

                                 ---------------

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                         CONTINUUS SOFTWARE CORPORATION
                            (NAME OF SUBJECT COMPANY)

                                 ---------------

                         CONTINUUS SOFTWARE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   21218R 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  JOHN R. WARK
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         CONTINUUS SOFTWARE CORPORATION
                               9401 JERONIMO ROAD
                            IRVINE, CALIFORNIA 92618
                                 (949) 830-8022
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                 ---------------

                                   COPIES TO:

                              D. BRADLEY PECK, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 550-6000


|X| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE COMMENCEMENT OF A TENDER OFFER.

================================================================================

Date: October 25, 2000

WEDNESDAY OCTOBER 25, 9:29 AM EASTERN TIME

PRESS RELEASE

CONTINUUS SOFTWARE REPORTS THIRD QUARTER 2000 FINANCIAL RESULTS

IRVINE, Calif.--(BUSINESS WIRE)--Oct. 25, 2000--Continuus Software Corp. (Nasdaq: CNSW), the leading provider of eAsset Management solutions, Wednesday reported financial results for the third quarter ended Sept. 30, 2000.

Total revenue for the third quarter was $11.0 million, a 22% sequential increase over revenue of $9.0 million for the second quarter of 2000 and a 13% increase over revenue of $9.7 million for the same period in 1999. The loss from operations for the third quarter on a pro forma basis, excluding stock compensation, the amortization of goodwill and other costs associated with the acquisition of Pagoda Corp. and $171,000 of reorganization costs was $1.8 million, or $.17 per diluted share, compared with a loss of $3.8 million, or $.36 per diluted share for the second quarter of 2000 and compared with income from operations of $372,000, or $.04 per diluted share, for the same period last year.

The total net loss for the third quarter was $4.6 million, or $.43 per diluted share. Included in the net loss for the quarter is a $1.5 million write-down in the carrying value of our investment in Project 1918, Inc, an early stage Internet company.

For the nine months ended Sept. 30, 2000, total revenue increased 12% year over year to $29.9 million, compared with $26.7 million for the same period a year ago. Net loss for the nine months ended Sept. 30, 2000 was $11.3 million, or $1.08 per diluted share, compared with a net loss of $140,000, or $0.04 per diluted share, for the same period a year ago.

Continuus also announced today that it has entered into a definitive merger agreement with Telelogic AB, the leading Swedish-based supplier of solutions for real-time software development and requirements management. Pursuant to the merger agreement Telelogic will commence a cash tender offer for all outstanding shares of Continuus at $3.46 per share. Continuus will host a conference call/webcast on Wednesday, October 25 at 2:00 p.m. Pacific Daylight Time to discuss its third quarter results and the merger agreement. The dial-in number to access this call is 888/303-1409. From international locations, dial 212/271-4760. A taped replay of the call will be available starting approximately one hour after the calls' conclusion until Friday, October 27 at 9:00 a.m. PDT. To access the replay, dial 800/633-8284 and enter the passcode 1670-7216. To access the webcast, go to Continuus' Web site at www.continuus.com. An archived webcast replay will also be available.

John Wark, president and CEO of Continuus, commented: "This was our largest ever revenue quarter, with 33 new customers and 90 existing customers expanding their deployment of Continuus technologies. We also successfully shipped new versions of our ChangeSynergy and KnowledgeSynergy product lines, along with an integration of our CMSynergy solution with IBM's Visual Age for Java, which is used heavily in ecommerce application development environments by our Telecommunications and Financial customers. The merger with Telelogic


                                       1.

will allow us to leverage these capabilities alongside the strong Telelogic product lines, into the merged companies' joint customer bases and target markets. Our customers will benefit from a financially stronger supplier with more global resources."

About Continuus

Continuus Software Corp. is the leading provider of eAsset Management solutions. eAsset Management enables organizations to develop, enhance, deploy and more effectively manage their teams building Internet and enterprise software and content-based systems. Continuus products enable organizations to improve the quality of their eAssets and to reduce the time it takes to deliver Internet and software applications. Continuus offers eAsset Management solutions, consisting of Continuus CM Synergy, Continuus WebSynergy, Continuus ChangeSynergy, and Continuus KnowledgeSynergy, designed to support the collaborative development, management, approval and deployment of the most complex and demanding software, Internet applications and Web content.

The company also offers professional services through the eAsset Foundation that include consulting, training and maintenance services to facilitate successful implementation of their eAsset Management solutions. Continuus has licensed its products to more than 550 customers, 1,000 sites and 50,000 users worldwide.

For more information on Continuus: in the United States, call 949/830-8022; in Canada, call 613/751-4499; in the United Kingdom, call 44.1344.788.100; in Germany, call 49.89.54.8880; in France, call 33.1.69.59.1616; in Australia call 61.2.9904.6033, or visit its Web site at www.continuus.com.

This news release contains certain forward-looking statements that are based largely on Continuus Software's current expectations and are subject to a number of risks and uncertainties. Actual results and events could differ significantly from those discussed in the forward-looking statements. These risks and uncertainties include those associated with the proposed acquisition of Continuus Software by Telelogic, fluctuation in our revenue and financial performance, the development of new products and technologies, including Continuus eAsset Management solutions, the emerging markets for our products, and intense competition in our markets, as well as other risks and uncertainties described from time to time in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares. The tender offer for the outstanding shares of Continuus common stock described in this announcement has not yet commenced. At the time the offer is commenced, Telelogic will file a tender offer statement with the SEC and Continuus will file a solicitation/recommendation statement with respect to the offer. Investors and security holders of both Telelogic and Continuus are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this news release when it becomes available because it will contain important information about the transaction.


                                       2.

Investors and security holders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by Telelogic and Continuus with the SEC at the SEC's Web site at www.sec.gov.

The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained free from Telelogic and Continuus.

                  CONTINUUS SOFTWARE CORPORATION & SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                    (In thousands, except per share amounts)

                                           Three months Ended             Nine months Ended
                                              September 30,                 September 30,
                                         -----------------------       -----------------------
                                            2000          1999           2000            1999
                                         --------       --------       --------       --------
Revenues:
  License fees                           $  5,976       $  5,304       $ 15,966       $ 14,304
  Services                                  4,977          4,348         13,901         12,399
  Total revenues                           10,953          9,652         29,867         26,703
Cost of revenues:
  License fees                                260            152            835            470
  Services                                  2,945          2,230          8,591          6,375
  Amortization of
   technology rights                          260              0            608              0
  Total cost of revenues                    3,465          2,382         10,034          6,845
Gross Profit                                7,488          7,270         19,833         19,858
Operating Expenses:
  Sales and marketing                       6,027          4,565         17,396         12,803
  Research and development                  2,559          1,438          6,920          4,007
  General and administrative                1,144            895          3,556          2,413
  Other compensation costs,
   goodwill and other
   amortization                               543             57          1,253            155
  Total operating expenses                 10,273          6,955         29,125         19,378
Income (loss) from
 operations                                (2,785)           315         (9,292)           480

Other expense, net                         (1,788)           (34)        (1,931)          (612)
Net loss before income
 taxes                                     (4,573)           281        (11,223)          (132)
Income taxes provision                         (3)            (1)           (50)            (8)
Net loss                                 $ (4,576)      $    280       $(11,273)      $   (140)
Net loss per share
  Basic                                  $  (0.43)      $   0.04       $  (1.08)      $  (0.04)
  Diluted                                $  (0.43)      $   0.03       $  (1.08)      $  (0.04)
Weighted average shares outstanding
  Basic                                    10,715          6,888         10,471          3,426
  Diluted                                  10,715         10,188         10,471          3,426


                                       3.

                  CONTINUUS SOFTWARE CORPORATION & SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEETS
                                 (In thousands)

                                          September 30, 2000   December, 31 1999
                                          ------------------   -----------------
                                             (unaudited)
Assets
Current Assets:
  Cash and cash equivalents                     $ 6,112            $11,570
  Investments in securities                           0              9,125
  Accounts receivable,net                        10,361              8,940
  Prepaid and other current
   assets                                         1,149              1,321
    Total current assets                         17,622             30,956
Property and equipment, net                       5,569              2,154
Goodwill and other
 intangible assets, net                           9,602                107
Other assets                                      1,766                757
    Total Assets                                $34,559            $33,974

Liabilities and Stockholders' Equity
Current Liabilities:
  Accounts payable                              $ 2,801            $ 1,662
  Accrued liabilities                             5,191              5,554
  Deferred revenue                                5,427              4,961
  Current portion of capital
   leases obligations                               203                488
    Total current liabilities                    13,622             12,665

Long-term liabilites:
  Note payable                                    6,000              6,000
  Capital lease obligations,
   less current portion                             129                261
    Total liabilities                            19,751             18,926
    Total Stockholders' Equity                   14,808             15,048
    Total Liabilities and
     Stockholders' Equity                       $34,559            $33,974

---------------------
Contact:
     Morgen-Walke Associates Inc.
     Jim Byers, Danielle Scheg (investors)
     415/296-7383
     Pete DeLauzon (media)
     415/296-7383
          or
     Continuus Software Corporation
     Steve Johnson, Chief Financial Officer
     949/885-2555
          or
     Continuus Software Corporation
     Geri L. Schanz, Director of Marketing Communications
     949/885-2512



                                       4.